Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

March 25, 2021

Nicholas Lamparski, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Perk International, Inc. Amendment No. 6 to Registration Statement on Form 10-12G Filed November 17, 2020 File No. 000-56184

Dear Mr. Lamparski,

On behalf of Perk International, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 9, 2021, relating to the above-captioned Amendment No. 5 to Registration Statement on Form 10-12G (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 5 to Registration Statement on Form 10-12G filed January 20, 2021

Business

Corporate History, page 1

1. We note your revised disclosures in response to our prior comment 1, and re-issue our comment in part. Please revise your disclosure to clarify what "three hemp seed derived food products" you are referring to on page 1. Further, as requested in prior comment 1, please revise your disclosure to explain any uncertainty concerning the FDA’s GRAS designation as it relates to these hemp seed products.

1

We have amended our disclosure as follows:

In December 2018, the FDA completed its evaluation of three generally recognized as safe (GRAS) notices for the following hemp seed-derived food ingredients: hulled hemp seed, hemp seed protein powder, and hemp seed oil through the Agency’s Generally Recognized as Safe (GRAS) process.

FDA’s GRAS notification program provides a voluntary mechanism whereby a person may inform FDA of a determination that the use of a substance is GRAS, rather than petition FDA to affirm that the use of a substance is GRAS. FDA then evaluates whether the submitted notice provides a sufficient basis for a GRAS determination and whether information in the notice, or otherwise available to FDA, raises issues that lead the agency to question whether use of the substance is GRAS. Following this evaluation FDA responds to the notifier with one of three types of letters. The first type of letter states that FDA does not question the basis for the notifier's GRAS determination. This type of letter may also note, among other things, potentially pertinent issues related to labeling, the substance's use in certain foods, and requirements for a color additive. In the second type of letter, the agency concludes that the notice does not provide a sufficient basis for a GRAS determination (e.g., because the notice does not include appropriate data and information, or because the available data and information raise questions about the safety of the notified substance). The third type of letter states that the agency has, at the notifier's request, ceased to evaluate the GRAS notice. GRAS status does not mean FDA has independently tested and evaluated each product.

Hemp seeds do not naturally contain cannabidiol (CBD) or THC, which are cannabinoid compounds that are found in other parts of the cannabis plant. The hemp seed products – hulled hemp seed, hemp seed protein powder, and hemp seed oil – can be legally used in the U.S. food supply. Any food products made with these hemp seed ingredients are subject to the same FDA requirements as any other food, such as those related to ingredient and nutrition labeling, as well as the risk-based, prevention focused Food Safety Modernization Act (PL 111-353) safeguards.

The passage of the 2018 Farm Bill has led to the misperception that all products made from or containing hemp, including those made with CBD, are now legal to sell in interstate commerce. The result has been that storefronts and online retailers have flooded the market with these products, many with unsubstantiated therapeutic claims. FDA has seen CBD appear in a wide variety of products including foods, dietary supplements, veterinary products, and cosmetics. As this new market emerges, we have seen substantial interest from industry, consumers, and Congress. However, in the midst of the excitement and innovation, FDA’s role remains the same: to protect and promote the public health.

The Company intends to purchase processing facilities to dry hemp biomass, extract hemp oil and refine to pharmaceutical grade CBD oils. The Company’s products would be covered under the FDA’s GRAS determination since the Company would be utilizing hemp seed products and hemp seed oil to create health care products.

Risk Factors

Risks Related to our Business

U.S. Federal and foreign regulation . . ., page 5

2. We note your amended disclosure and partially re-issue our prior comment 2. As requested in prior comment 2, please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils, some of which you previously disclosed but recently deleted.

Please also revise your Business disclosure to address your need for any government approval related to your CBD and CBD-derived products. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

2

We have revised the Registration Statement as follows:

U.S. Federal and foreign regulation and enforcement may adversely affect the implementation of cannabis laws and regulations and may negatively impact our revenues, or we may be found to be violating the Controlled Substances Act or other U.S. federal, state, or foreign laws.

Cannabis is a Schedule-I controlled substance and is illegal under federal law. Even in those states where the use of cannabis has been legalized, its use remains a violation of federal law. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The Department of Justice defines Schedule 1 controlled substances as “the most dangerous drugs of all the drug schedules with potentially severe psychological or physical dependence.”

At present, 33 states and the District of Columbia allow their citizens to use medical cannabis. Additionally, nine states have approved legalization of cannabis for adult recreational use. The laws of these states are in conflict with the Federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government decides to enforce the Controlled Substances Act with respect to cannabis, persons that are charged with distributing, possessing with intent to distribute, or growing cannabis could be subject to fines and imprisonment, the maximum being life imprisonment and a $50 million fine. Any such change in the federal government’s enforcement of current federal laws will cause significant financial damage to us.

In December 2018, the Farm Bill was signed into law. Under section 10113 of the Farm Bill, state departments of agriculture must consult with the state’s governor and chief law enforcement officer to devise a plan that must be submitted to the Secretary of USDA. A state’s plan to license and regulate hemp can only commence once the Secretary of USDA approves that state’s plan. In states opting not to devise a hemp regulatory program, USDA will construct a regulatory program under which hemp cultivators in those states must apply for licenses and comply with a federally run program. This system of shared regulatory programming is similar to options states had in other policy areas such as health insurance marketplaces under ACA, or workplace safety plans under OSHA—both of which had federally-run systems for states opting not to set up their own systems. Non-cannabis hemp is a highly regulated crop in the United States for both personal and industrial production.

The law outlines actions that are considered violations of federal hemp law (including such activities as cultivating without a license or producing cannabis with more than 0.3 percent THC). The law details possible punishments for such violations, pathways for violators to become compliant, and even which activities qualify as felonies under the law, such as repeated offenses.

Section 12619 of the Farm Bill removes hemp-derived products from its Schedule I status under the Controlled Substances Act, but the legislation does not legalize CBD generally. CBD, with some minor exceptions, remains a Schedule I substance under federal law. The Farm Bill ensures that any cannabinoid—a set of chemical compounds found in the cannabis plant—that is derived from hemp will be legal, if and only if that hemp is produced in a manner consistent with the Farm Bill, associated federal regulations, association state regulations, and by a licensed grower. All other cannabinoids, produced in any other setting, remain a Schedule I substance under federal law and are thus illegal.

In October 2018, the United States Drug Enforcement Agency (“DEA”) rescheduled drugs approved by the United States Food and Drug Administration (“FDA”) which contain CBD derived from cannabis and no more than 0.1 percent tetrahydrocannabinols from Schedule I, the highest level of restriction with a high potential for abuse, to Schedule V, the lowest restriction with the lowest potential for abuse under the Controlled Substances Act (“CSA”). This ruling does not apply to Cannabidiol (“CBD”) products such as oils, tinctures, extracts, and other foods because they are not FDA approved.

In October 2018, the FDA was advised by the DEA that removing CBD from the CSA would violate international drug treaties to which the United States is a signatory. Specifically, the DEA explained that the United States would “not be able to keep obligations under the 1961 Single Convention on Narcotic Drugs if CBD were decontrolled under the CSA”.

3

Consequently, the FDA revised its recommendation and advised the DEA to place CBD in Schedule V—which applies to drugs with demonstrated medical value and deemed unlikely to cause harm, abuse, or addiction—instead. Nonetheless, the FDA declared that “[i]f treaty obligations do not require control of CBD, or the international controls on CBD…are removed at some future time, the above recommendation for Schedule V under the CSA would need to be revisited promptly.”

On May 22, 2018, the DEA released the Internal Directive Regarding the Presence of Cannabinoids in Products and Materials Made from the Cannabis Plant, which states “The mere presence of cannabinoids is not itself dispositive as to whether a substance is within the scope of the CSA; the dispositive question is whether the substance falls within the CSA definition of marijuana.”

Many CBD products are derived from cannabis. Some come from marijuana (“Marijuana-CBD”). Marijuana-CBD remains a Schedule I substance. Marijuana-CBD products may be legal under state law in states like Washington, Oregon, and California but their sale is only permitted through a state-regulated marijuana market in the respective state of legal cultivation. Marijuana-CBD products are only legal in states where they were cultivated and these products are heavily regulated at all stages of production, from seed-to-sale. These products come from licensed producers, are developed by licensed processors or manufacturers, and are sold to the public through licensed retailers or dispensaries. Marijuana-CBD products may also contain significant levels of THC.

On the other hand, CBD derived from industrial hemp (“Hemp-CBD”) can be argued as falling completely outside the CSA because the cultivation of industrial hemp was legalized by Section 7606 of the Agricultural Act of 2014 (the “2014 Farm Bill”). Industrial hemp is defined as the cannabis plant with less than ..3% THC. The 2014 Farm Bill also requires that industrial hemp to be cultivated under a state agricultural pilot program. Some states also require a license to cultivate or process industrial hemp into other products like Hemp-CBD.

The distribution of Hemp-CBD products is arguably legal under federal law because the 2014 Farm Bill does not explicitly limit distribution. In oral arguments during HIA v. DEA, the DEA admitted that the 2018 Farm Bill pre-empted the CSA with regards to industrial hemp. The DEA has rarely taken any enforcement action against distributors of Hemp-CBD, in part because Congress has limited the DEA’s ability to use federal funds to do so and because the DEA would have to legally establish that the CSA does in fact cover Hemp-CBD. However, the DEA, FDA, and other federal agencies issued guidance in 2016 stating that the 2014 Farm Bill did not permit the interstate transfer or commercial sale of industrial hemp. Several states like Idaho prohibit the distribution of Hemp-CBD. Other states like Ohio, Michigan, and California significantly restrict the distribution of Hemp-CBD.

Even though Hemp-CBD does not fall within the CSA, Hemp-CBD products have not been approved by the FDA. This is also true of Marijuana-CBD. This means that even cannabis derived Marijuana-CBD and Hemp-CBD products containing less than .1% THC are not approved CBD drugs for lack of FDA approval.

There is always some risk of enforcement action against Hemp-CBD distributors, as the budgetary restriction that prevented the DEA from using funds to prosecute industrial hemp distributors expired on September 30, 2018. It is also possible that the FDA could take a more aggressive approach to limit the distribution of CBD products.

The products the Company intends to market and sell will contain 0% THC. We do not believe the Company’s products will be evaluated or require FDA approval.

General

3. Your Form 10 registration statement under Section 12(g) became automatically effective 60 days after it was filed. You are delinquent in meeting the requirement to file your Forms 10-Q for the periods ended August 31, 2020 and November 30, 2020. Please file these Forms 10-Q.

The Company will file the requested Forms 10-Q on or before March 26, 2021.

4

General

4. We note your revised disclosures in response to our prior comment 4, and that Barton Hollow, LLC "no longer has a role with [your] Company." We re-issue our comment, as you have not clarified whether Barton Hollow, LLC is your custodian. In this regard, we note that there are conflicting disclosures about the current status of Barton Hollow, LLC's custodianship throughout your filing, including the following:

• Your disclosure in Note 5 to your financial statements suggests Barton Hollow, LLC is no longer your custodian, given you state that the note is in default. If the note is in default for reasons other than the dismissal of the custodianship, please revise to state as much.

• The case information filed as Exhibit 3.6 appears to represent a case docket and does not offer proof of dismissal of custodianship.

If Barton Hollow, LLC continues to act as your custodian, please revise your registration statement to affirmatively state as much and disclose any material terms governing the court's awarding of custodianship and clarify the control that is afforded to Barton Hollow, LLC as a court-appointed custodian, especially with regard to corporate actions that require stockholder approval. To the extent Barton Hollow, LLC is no longer your custodian, please file as an exhibit documentation from the District Court of Clark County showing that Barton Hollow, LLC has been discharged as custodian of your company and revise your disclosure to disclose as much.

On November 10, 2016, pursuant to Section 78.347 of the Nevada Revised Statutes, Barton Hollow, LLC was appointed custodian of the Company pursuant to an order of the District Court of Clark County, Nevada.

In Nevada, court appointed custodians are allowed to continue the business of the corporation and prevented from liquidating or distributing the Corporation’s assets, except when directed by the court. The custodian is allowed to take corporate actions without shareholder approval. Once appointed, the custodian must provide the courts with periodic reports of the activities of the custodian, directors and the progress of the corporation. The custodian also has 10 days after appointment to contact the officers or directors and request that the corporation comply with corporate formalities and continue its business.

On July 3, 2018, Adam Tracy, the sole member of Barton Hollow LLC (“Barton Hollow”), resigned as an officer and director of the Company. (Please see Exhibit 3.5, Resignation of Adam Tracy). On March 1, 2021, Nelson Grist, the Chief Executive Officer of the Company, became the sole member of Barton Hollow. The Company is conducting an annual meeting on April 14, 2021, to approve of all actions taken by Barton Hallow as custodian. The Company will be filing a motion with the District Court of Clark County, Nevada to terminate the Custodianship of the Company.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares

5